

Powell Development Group, Inc.

Introduces a remarkable design development
over traditional prophylactics.







The condom is one of the most used devices for the prevention of pregnancy and the transmission of certain STD's. Very little has changed in its overall design for centuries.

The development of the Galactic Cap (IP) will change people's understanding of the traditional condom and society's use of condoms forever. The invention of the Galactic Cap is timely.

Recently entrepreneur **Bill Gates pledged a $100,000 development fee** for anyone who can present a major design improvement over the traditional condom. The Bill & Melinda Gates Foundation is also pledging to provide the capital necessary to introduce a newly designed condom to the market.



The invention of the Galactic Cap is potentially one of the best investments of the century for investors who are interested in being involved in a powerful IP that can literally be life changing for millions of people worldwide.

Galactic Cap
Features & Benefits

PRODUCT INFORMATION

Galactic Cap provides a solution to three traditional condom issues

- lack of sensitivity
- troublesome to unwrap & apply
- contraceptive failure rate 15% - 18%

Unique patent pending design makes it the most innovative condom in centuries

———

- Patent Pending

- High Value IP

- Covers only the tip of the penis providing greater pleasure in use

- Prevents unwanted pregnancies

- Provides disease control

- Simple, easy to use design

- Water tight seal



IMPORTANT: By accepting and reading this document you are providing your consent to the terms of confidentiality (last page)
If you do not agree, delete all electronic files and destroy all hard copies with a return notification to Powell Productions, Inc.

3

Let's take a look at the Galactic Cap

This past year we've been refining the Galactic Cap to make it safer and more reliable. We eliminated the cap so the base also serves as the reservoir. The new prototype does a better job of staying on and trapping semen.



Pull Tabs

White Backing

Adhesive Coated Polyurethane Film

Polyurethane Film

BACK

FRONT

APPLYING THE GALACTIC CAP



1. Peel off the white backing, exposing the adhesive surface.



2. Once your penis is erect, place the adhesive surface on the head, aligning the hole of the condom with the hole of your penis.



Powell
DEVELOPMENT GROUP INC.

3. Once the holes are aligned, apply the bottom of the condom to the shaft and the top to the head of your penis.

4. Press the wings of the condom to the head of your penis.

   

5. Remove both green release liners.

6. Now your Galactic Cap is ready for action.

7. When you ejaculate, the reservoir will trap your semen.

  

REMOVING THE GALACTIC CAP

1. Find the loose pull tab in the package. Remove the small release liner from the pull tab exposing its adhesive.

2. Attach the adhesive of the pull tab to any adge of the condom.

7. Pull up on the tab loosening the edge of the condom from the skin. **Very slowly** peel off the condom, much like removing a band-aid

  



*Tip: To reduce discomfort, use your free hand to grip your penis as close as possible to the release point. This will stabilize the area and reduce pulling on the skin.

Powell
DEVELOPMENT GROUP INC.

Market

Sexually Active Men and Women Worldwide

U.S. CONDOM MARKET

$430 million per year



durex
1 latex condom
1 préservatif en latex
1 condón de latex
TROJAN
HER PLEASURE
BRAND LATEX CONDOMS
LUBRICATED
www.trojancondoms.com

TROJAN
69%
share

DUREX
15%
share

1% share = $4.3 million

2015 WORLDWIDE SALES

27 billion units = $6 billion sales

HIGH GROWTH AREAS

India
China
Latin America



Sales & Marketing Plan



Public relations and Video News Releases (VNR)

Direct to Consumer
- Sell Product direct to consumers through website www.GalacticCap.com

Consumer awareness utilizing all aspects of social media & driving web traffic to
- e-commerce site(s)
- YouTube
- Facebook
- Twitter

Advertise on Satellite Radio & targeted demographic channels

Once consumer base is established, market through major retail Consumer Packaged Goods outlets
- Mass, Chain Drug, Grocery, Convenience Stores



Management Team

Charles A. Powell, CEO

An innovative and creative thinker with a lifetime of experience working with major Fortune 500 companies including: *Baxter Healthcare, American Hospital Supply Co., Porsche, Pioneer Electronics, Southern California Edison, Safeway and Mercedes Benz.* Mr. Powell is an expert in understanding and predicting consumer trends. Mr. Powell is an Emmy Award winning writer/producer/director with over 25 years experience. A dedicated visionary who has managed to invent a product that has world-wide demand.

A former U.S. Army Captain, Powell is a decorated Vietnam War Veteran.

Rod Jones, New Product Launch & Marketing

Mr. Jones successfully owns and operates Jones Ltd. Int'l Consultants Inc. For the past 20 years the consultancy has been involved in numerous product launches from conception to retail sales. These efforts included product manufacturing, packaging, sales & advertising collateral materials, plus radio and television advertising. Mr. Jones has managed the process of taking these products to retail and managing the sales in mass, drug chains, grocery stores, C-stores, nutrition retailers and club stores.

The consultancy maintains strategic alliances with distributors and resellers world-wide and has orchestrated numerous joint ventures.

Rod served in the U.S. Navy as a decorated veteran in the submarine service.

Packy McFarland, Direct Response TV, Social Media & Advertising

Unique in the world of direct response television and advertising, Mr. McFarland is the Producer that brought you television advertising campaigns for top clients, which include: *Body by Jake, Ronco, Bissell, Fingerhut and Guthy-Renker.*

Mr. McFarland has an eye for winning products and understands how to create a message that resonates well with consumers, which has led to over a half-billion dollars in sales for his clients. With more than 40 years of experience, Mr. McFarland was named one of the Top 25 Influential People in Direct Response Media.



Powell Productions, Inc.

Powell Productions, Inc. was started by Charles Powell as a film & video production company in 1986 and won an Emmy and 24 ITVA and Cindy awards for excellence.

After a friend contracted HIV, Charles Powell developed and patented a revolutionary new condom which we feel has the potential to significantly reduce teen pregnancies and HIV by making condoms easier to use, safer and more secure as well as vastly more pleasurable.

Galactic customers are men and women who are sexually active and looking for a better experience than that offered by condom products currently available.

In 2013, Powell Productions, Inc. incorporated in Nevada as Powell Development Group, Inc. to develop and market the Galactic Cap.







Patent Pending

PARTNERS IN PROFIT
310 880-6427



Confidential Non-Disclosure agreement between Powell Productions, Inc. (Discloser) & recipient of document (Recipient

Discloser possesses certain ideas and information relating to a custom and proprietary design that is confidential and proprietary to Discloser (hereinafter "Confidential Information"); and

WHEREAS the Recipient is willing to receive disclosure of the Confidential Information pursuant to the terms of this Agreement for the purpose of assisting/consulting, marketing or any scope of the relationship based on this product:

NOW THEREFORE, in consideration for the mutual undertakings of' the Discloser and the Recipient under this Agreement, the parties agree as follows:

I. Disclosure. Discloser agrees to disclose, and Receiver agrees to receive the Confidential Information.

2. Confidentiality.

2.1 No Use. Recipient agrees not to use the Confidential Information in any way, or to manufacture or test any product embodying Confidential Information Except for the purpose set forth above.

2.2 No Disclosure. Recipient agrees to use its best efforts to prevent and protect the Confidential Information. or any part thereof. from disclosure to any person other than Recipient's employees having a need for disclosure in connection with Recipient's authorized use of the Confidential Information.

2.3 Protection of Secrecy. Recipient agrees to take all steps reasonably necessary to protect the secrecy of the Confidential Information, and to prevent the Confidential Information from falling into the public domain or into the possession of unauthorized persons.

3. Limit on Confidential Information. Confidential Information shall not be deemed proprietary and the Recipient shall have no obligation with respect to such information where the information:(a) was known to Recipient prior to receiving any of the Confidential Information from Discloser;(b) has become publicly known through no wrongful act of Recipient:(c) was received by Recipient without breach of this Agreement from a third party without restriction as to the use and disclosure of the information;(d) was independently developed by Recipient without use of the Confidential Information

Ownership of Confidential Information. Recipient agrees that all Confidential Information shall remain the property of Discloser, and that Discloser may use such Confidential Information for any purpose without obligation to Recipient. Nothing contained herein shall be construed as granting or implying any transfer of rights to Recipient in the Confidential Information. or any patents or other intellectual property protecting or relating to the Confidential Information.

Term and Termination. The obligations of this Agreement shall be in effect for a period of two years.

Survival of Rights and Obligations. This Agreement shall be binding upon. inure to the benefit of. and be enforceable by (a) Discloser, its successors, and assigns; and (b) Recipient. its successors and assigns.

